Filed by Embed Financial Group Holdings (formerly WinVest Holdings Corp.)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Embed Financial Group Holdings

(formerly WinVest Holdings Corp.)

Commission File Nos. 333-296282, 377-09113

Date: June 25, 2026

On June 10, 2026, Embed Financial Group Cayman Holdings (“EFGH” or the “Company”) issued a press release during the pendency of the proposed business combination between Embed Financial Group Holdings (formerly WinVest Holdings Corp.) (“Pubco”), WinVest Acquisition Corp. (the “SPAC”), EFGH and other entities (the “Business Combination”) as further described below under the heading “Important Information About the Business Combination and Where to Find It.”

Set forth below is a copy of the press release.

Press release:

EMBED FINANCIAL GROUP HOLDINGS PTE LTD

Co Reg (UEN) 202416417G / 63 Robinson Road #07-01 Singapore 068894 / hello@efgh.xyz / www.efgh.xyz

FOR IMMEDIATE RELEASE

Singapore-Headquartered EFGH Strengthens Executive Bench With Three Appointments Ahead of Proposed Listing on New York Stock Exchange

Senior appointments across group leadership, cross-functional execution and organisational readiness and investor relations.

From left: Eugene Leow, Deputy Group CEO; Lynn Goon, Group Head of the CEO Office; and Tracey Guo, Group Head of Corporate Development. IMAGE: EFGH

SINGAPORE, 10 June 2026 — Embed Financial Group Holdings (“EFGH” or the “Company”), a Singapore-headquartered digital financial infrastructure company, today announced three senior leadership appointments effective immediately, as it moves toward a proposed listing on the New York Stock Exchange.

Eugene Leow, previously Global Chief of Communications, has been redesignated as Deputy Group CEO. Lynn Goon joins as Group Head of the CEO Office, with accountability for cross-functional execution and organisational prioritisation. Tracey Guo joins as Group Head of Corporate Development, responsible for investor relations and mergers and acquisitions.

The strengthened executive bench will better support specific operational requirements as EFGH prepares to function as a publicly listed entity. Investor engagement, board-level execution discipline, and the internal architecture needed to support SEC reporting standards each require dedicated leadership. The three roles collectively cover that ground.

Eugene Leow, Deputy Group CEO

Eugene Leow has been central to building the communications architecture and listing narrative underpinning EFGH’s business combination process. In his expanded role, he will drive operational effectiveness and process discipline across the Group, lead the integration of AI-enabled workflows to build productivity at scale, and maintain alignment between day-to-day operations and the Company’s strategic direction. He continues to oversee corporate communications. As Deputy Group CEO, he works directly with Founder and Executive Chairman Dennis Ng across the full breadth of the Company’s strategic and operational priorities.

Lynn Goon, Group Head of CEO Office (Commercial Execution)

Lynn Goon brings more than 14 years of leadership and operational experience, including senior roles at Prudential. Her mandate is to ensure that the Group CEO’s priorities translate into execution across markets and functions. That means board preparation, cross-functional follow-through, and closing the gap between decision and delivery as the organisation scales across multiple regulatory environments.

Tracey Guo, Group Head of Corporate Development (Investor Relations and M&A)

Tracey Guo brings more than 10 years of experience across investment banking, capital markets and corporate development, including roles at Goldman Sachs. She will lead EFGH’s engagement with institutional investors, direct capital markets communications, and evaluate and execute corporate development opportunities across EFGH’s markets in Asia and Africa.

Execution, Discipline and Leadership for the Road Ahead

“We are entering a stage where execution matters just as much as vision,” said Dennis Ng. “Preparing for the public markets requires a higher level of discipline, accountability and focus. These appointments are about strengthening the leadership capacity needed for that next phase. Tracey, Lynn and Eugene each bring complementary skills as we prepare for an exciting new chapter of growth.”

About EFGH

EFGH is a Singapore-headquartered digital financial infrastructure group that partners with governments, regulated financial institutions and enterprises to deploy embedded finance at scale. Its capabilities include programmable payments, embedded insurance, cross-border digital systems and blockchain-based trust infrastructure. EFGH operates via a B2B2C model across markets in Asia and Africa. EFGH has entered into a definitive business combination agreement with a U.S.-listed special purpose acquisition company, ahead of a proposed listing on a major U.S. exchange.

Media Contact

Eugene Leow

Deputy Group CEO

eugene.leow@efgh.xyz

Tel: +65 9877 9801

Therese Lim

Communications Associate

therese.lim@efgh.xyz

Tel: +65 9247 4244

Important Information About the Business Combination and Where to Find It

In connection with the Business Combination, Pubco, the SPAC and EFGH filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (as may be amended, the “Registration Statement”) on May 27, 2026, which includes a preliminary proxy statement of the SPAC and a prospectus (the “Proxy Statement/Prospectus”) relating to the Business Combination. When available, the definitive proxy statement and other relevant documents will be mailed to stockholders of the SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Pubco, EFGH and the SPAC will also file other documents regarding the Business Combination with the SEC. This document does not contain all of the information that should be considered in connection with the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS OF THE SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE SPAC’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS STOCKHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBCO, THE SPAC, EFGH AND THE PROPOSED BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement, the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Pubco, the SPAC and EFGH, free of charge, once available, on the SEC’s web site at www.sec.gov or by directing a request to: WinVest Acquisition Corp.: 125 Cambridgepark Drive, Suite 301 Cambridge, Massachusetts 02140; e-mail: manish@trefis.com, or Embed Financial Group Cayman Holdings: e-mail:  efgh-ir@icrinc.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Embed Financial Group Holdings (formerly known as WinVest Holdings Corp.) (“Pubco”), the SPAC and EFGH, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of the SPAC’s stockholders in respect of the proposed Business Combination. The SPAC’s stockholders and other interested persons may obtain more detailed information about the names and interests of these directors and officers in filings with the SEC, including when filed, the Registration Statement and Proxy Statement/Prospectus. These documents can be obtained free of charge from the sources specified above and on the SEC’s web site at www.sec.gov.

No Offer or Solicitation

This document and the information contained herein are for informational purposes only and are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of Pubco, the SPAC or EFGH, or any commodity or instrument or related derivative, nor shall there be any sale or exchange of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer relating to securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”) or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the SPAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination Agreement by the stockholders of the SPAC; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (iv) the outcome of any legal proceedings that may be instituted against any of the parties to the Business Combination agreement following the announcement of the entry into the Business Combination agreement and the proposed Business Combination; (v) the ability of the parties to recognize the benefits of the Business Combination agreement and the Business Combination; (vi) the lack of useful financial information for an accurate estimate of future capital expenditures and future revenue (vii) statements regarding the Company’s industry and market size, (viii) financial condition and performance of the Company, including the anticipated benefits, the implied enterprise value, the expected financial impacts of the Business Combination, potential level of redemptions of the SPAC’s public stockholders, the financial condition, liquidity, results of operations, the products, the expected future performance and market opportunities of the Company, (ix) risks related to the Company’s business including potential political and economic instability in its intended markets and (x) those factors discussed in filings with the SEC and that will be contained in the definitive Proxy Statement/Prospectus relating to the Business Combination. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the definitive Proxy Statement/Prospectus and other documents to be filed by the SPAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Pubco, the SPAC and the Company may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, subject to applicable law. None of Pubco, the SPAC or the Company gives any assurance that Pubco, the SPAC or the Company, or the combined company, will achieve their respective expectations.